AMENDMENT NUMBER 1

ADMINISTRATION, BOOKKEEPING AND

PRICING SERVICES AGREEMENT

THIS AMENDMENT TO ADMINISTRATION, BOOKKEEPING AND PRICING SERVICES AGREEMENT (“Amendment”) is made as of October 21, 2011, between Drexel Hamilton Mutual Funds, organized as a Delaware statutory trust (the “Fund”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Fund and ALPS (the “Parties”) have entered into a certain Administration, Bookkeeping and Pricing Services Agreement dated June 28, 2011 (the “Administration Agreement”); and

WHEREAS, the Parties seek to make certain modifications to the Administration Agreement, as contained herein;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows.

Pursuant to Section 19 of the Administration Agreement, Appendix C to the Administration Agreement is deleted in its entirety and replaced with the following:

APPENDIX C

COMPENSATION

Greater of $325,000 annual minimum in Year 1 or the following basis point fee schedule:

Greater of $350,000 annual minimum in Year 2 and forward or the following basis point fee schedule:

Annual Net Assets	Basis Points
Between $0 - $500 million	5.0
$500 million - $1 billion	3.5
Above $1 billion	1.5

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.

Incorporation by Reference. All terms, conditions, representations and warranties contained in the Administration Agreement are incorporated herein by reference and both the Fund and ALPS hereby agree that unless specified elsewhere in this Amendment, all terms, conditions, representations and warranties contained in the this Amendment, including the Administration Agreement incorporated herein by reference, constitutes the entire understanding between the parties hereto, and supersede any prior understanding or agreements between the parties related to the services contemplated by the Administration Agreement.

Duration and Termination. This Agreement shall be effective on the date first set forth above, and shall remain in effect for so long as the Administration Agreement is in effect and shall terminate automatically upon termination of the Administration Agreement pursuant to the terms contained therein.

Amendment. No provision of this Amendment may be changed, waived, discharged or terminated except by an instrument in writing signed by the party against which an enforcement of the change, waiver, discharge or termination is sought.

Choice of Law. This Amendment shall be governed by, and construed and enforced in accordance with the laws of the State of Colorado, without giving effect to the choice of laws provisions thereof.

Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

All capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Administration Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the date first set forth above.

DREXEL HAMILTON MUTUAL FUNDS

By:	/s/ Andrew Bang
Name:	Andrew Bang
Title:	President

ALPS FUND SERVICES, INC.

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President